1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2006.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date April 12, 2006	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) ANNOUNCEMENT OF 2005 ANNUAL RESULTS

HIGHLIGHTS

* Consolidated turnover amounted to RMB37,110 million, an increase of 14.85% over 2004.

* Consolidated profit attributable to the equity holders of the Company for the year was RMB7,022 million, an increase of 9.86%
   over 2004.

* Consolidated earnings per share for profit attributable to equity holders of the Company was RMB0.64, an increase of 10.34%
   over 2004.

* The Board of Directors of the Company proposed to declare a final dividend of RMB0.214 per share for 2005 and the proposal will be submitted to the Annual General Meeting for review and approval.

The Board of Directors of Aluminum Corporation of China Limited (Chinese Character) ("the Company") is pleased to announce the audited annual results of operations of the Company and its subsidiaries (together as "the Group") for the year ended December 31, 2005.

CORPORATE INFORMATION

General information of the Company are listed as follows:

Registered name	:	(Chinese Character)
Name in English	:	Aluminum Corporation of China Limited
Registered address	:	No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
Place of business	:	No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
Principal place of business	:	Unit 3103, 31/F., Office Tower,
in Hong Kong		Convention Plaza
1 Harbour Road
Wanchai, Hong Kong
Authorised representative	:	Xiao Yaqing
Company Secretary	:	Liu Qiang
Department for corporate	:	Secretarial Office to the Board
information and inquiry
Telephone for corporate	:	86-10-6398 5654
information and inquiry
Places of listing	:	The Stock Exchange of Hong Kong Limited ("HKSE")
New York Stock Exchange, Inc ("NYSE")
Name of share	:	Chalco
Stock code	:	2600 (HKSE)
ACH (NYSE)

PRINCIPAL ACTIVITIES

The Group is the largest producer of alumina and primary aluminum in the People's Republic of China (the "PRC").

The principal activities of the Group are the production and sales of alumina and primary aluminum. Its principal products include alumina, primary aluminum, gallium and carbon.

RESULTS

The consolidated turnover and other revenues of the Group for 2005 amounted to RMB37,110 million, representing an increase of 14.85% over the previous year. The consolidated profit attributable to equity holders of the Company for the year was RMB7,022 million, representing an increase of 9.86% over the previous year. Consolidated earnings per share for profit attributable to the equity holders of the Company was RMB0.64, representing an increase of 10.34% over the previous year.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year ended December 31, 2005

			As restated
		2005	2004
	Note	RMB'000	RMB'000

Turnover	3	37,110,319	32,313,076
Cost of goods sold		24,822,109	21,503,250

Gross profit		12,288,210	10,809,826
Other gains, net	3	116,441	101,293

Selling and distribution expenses	4	686,717	647,532
General and administrative expenses	5	1,523,317	1,220,902
Research and development expenses		113,381	132,635

Operating profit		10,081,236	8,910,050
Finance costs	6	366,908	109,948

Operating profit after finance costs		9,714,328	8,800,102
Share of profit of an associated company		26,947	-
Share of profit (loss) of jointly
controlled entities		372	(3,953)

Profit before income taxes		9,741,647	8,796,149
Income taxes	8	2,495,213	2,161,086

Profit after income taxes		7,246,434	6,635,063

Attributable to:
Equity holders of the Company		7,022,422	6,391,523
Minority interest		224,012	243,540

		7,246,434	6,635,063

Dividends		2,364,673	1,944,778

Basic earnings per share for profit attributable to
the equity holders of the Company	10	RMB0.64	RMB0.58

CONSOLIDATED BALANCE SHEET As of December 31, 2005
			As restated
		2005	2004
	Note	RMB'000	RMB'000

Assets

Non-current assets
Intangible assets		721,479	729,153
Property, plant and equipment		39,773,607	34,026,233
Land use rights		62,275	16,048
Interest in jointly controlled entities		184,399	66,877
Interest in associated companies		886,375	45,000
Investments in securities		-	10,800
Available-for-sale financial assets		10,200	-
Deferred tax assets		408,874	307,370

Total non-current assets		42,047,209	35,201,481

Current assets
Inventories		7,234,731	5,231,907
Accounts receivable, net	11	961,191	1,965,127
Other current assets	12	1,169,021	935,791
Cash and cash equivalents		7,597,727	6,223,763

Total current assets		16,962,670	14,356,588

Total assets		59,009,879	49,558,069

Equity

Share capital and reserves
Share capital		11,049,876	11,049,876
Reserves		10,242,615	8,696,143
Retained earnings
Proposed dividend		2,364,673	1,944,778
Unappropriated retained earnings		8,987,275	5,875,998

Attributable to equity holders of the Company		32,644,439	27,566,795
Minority interest		1,560,455	1,239,083

Total equity		34,204,894	28,805,878

Liabilities

Non-current liabilities
Long-term loans		9,690,493	7,391,663
Deferred tax liabilities		176,991	167,054

Total non-current liabilities		9,867,484	7,558,717

Current liabilities
Accounts payable	13	2,649,249	2,047,831
Other payables and accruals	14	5,585,317	5,544,567
Taxation payable		999,117	1,078,508
Current portion of long-term loans		1,353,980	1,073,658
Unsecured short-term bank loans		2,378,998	3,448,910
Short-term bonds		1,970,840	-

Total current liabilities		14,937,501	13,193,474

Total liabilities		24,804,985	20,752,191

Total equity and liabilities		59,009,879	49,558,069

Net current assets		2,025,169	1,163,114

Total assets less current liabilities		44,072,378	36,364,595

NOTES

1.	Basis of preparation

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). They have been prepared under the historical cost convention except that financial assets at fair value through profit or loss, available-for-sale financial assets and futures contracts are stated at fair value and held-to-maturity securities are stated at amortized cost.

The Group has changed certain of its accounting policies following its adoption of new / revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("HKFRS") which are effective for accounting periods commencing on or after January 1, 2005. The changes to the Group's accounting policies and the effect of adopting these new policies are set out in Note 2 below.

The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies.

2.	Effect of adopting new / revised HKFRS

In 2005, the Group adopted the following new / revised standards and interpretations of HKFRS, which are relevant to its operations. The 2004 comparatives have been reclassified / restated as required, in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 31	Investments in Joint Ventures
HKAS 32	Financial Instruments: Disclosures and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS-Int 12	Scope of HKAS - Int 12 Consolidation - Special Purpose Entities
HKAS-Int 15	Operating Leases - Incentives
HKFRS 3	Business Combinations
HKFRS 4	Insurance Contracts
HKFRS Int-1	Changes in Existing Decommissioning, Restoration and Similar Liabilities

The adoption of new / revised HKASs 1, 2, 7, 8, 10, 16, 21, 24, 27, 28, 31, 33, HKAS-Int 12, HKAS-Int 15, HKFRS 4 and HKFRS-Int 1 did not result in substantial changes to the Group's accounting policies. In summary:

-	HKAS 1 has affected the presentation of minority interest, share of net after-tax results of associates and jointly controlled entities and other disclosures.

-	HKASs 2, 7, 8, 10, 16, 27, 28, 31, 33, HKAS-Int 12, HKAS-Int 15, HKFRS 4 and HKFRS-Int 1 had no material effect on the Group's accounting policies.

-

HKAS 21 had no material effect on the Group's accounting policy. The functional currency of each of the consolidated entities has been re-evaluated based on the guidance to the revised standard. All the Group entities have the same functional currency (Chinese Renminbi ("RMB")) as the presentation currency for respective entity financial statements.

-	HKAS 24 has affected the identification of related parties and some other related party disclosures.

HKAS 17 has affected the property, plant and equipment and land use rights disclosures. Land use rights and property, plant and equipment are separately disclosed under the new requirement. The up-front prepayments made for the land use rights are expensed in the profit and loss account on a straight-line basis over the period of the lease. In prior years, land use rights were stated at cost less accumulated amortization and accumulated impairment loss.

The adoption of HKAS 23 has resulted in a change in accounting policy relating to the capitalization of borrowing costs. Borrowing costs capitalized are those costs that would have been avoided if the expenditure on the qualifying asset had not been made, which are either the actual costs incurred on a specific borrowing or an amount calculated using the weighted average method, considering all the general borrowings outstanding. In prior years, borrowing costs were capitalized to the extent that funds are borrowed specially for the purpose of obtaining a qualifying asset.

The adoption of HKFRS 3, HKAS 36 and HKAS 38 results in a change in the accounting policy for goodwill. Until December 31, 2004, goodwill was:

-	Amortized on a straight-line basis over a period not more than 20 years; and

-	Assessed for impairment at each balance sheet date.

In accordance with the provisions of HKFRS 3:

-	The Group ceased amortization of goodwill from January 1, 2005;

-	Accumulated amortization has been eliminated against cost as of December 31, 2004;

-

From January 1, 2005 onwards, goodwill is tested annually for impairment, as well as when there is indication of impairment. Any impairment loss will be charged to the consolidated profit and loss account directly.

The Group has reassessed the useful lives of its intangible assets in accordance with the provisions of HKAS 38. No adjustment resulted from this reassessment.

The adoption of HKAS 32 and HKAS 39 has resulted in a change in accounting policy relating to the classification of financial assets at fair value through profit or loss and available-for-sale financial assets. It has also resulted in the recognition of derivative financial instruments at fair value and the change in the recognition and measurement of hedging activities.

All changes in the accounting policies have been made in accordance with the transitional provisions in the respective standards. All standards adopted by the Group require retrospective application other than:

-	HKFRS 3 and HKAS 38 - prospectively after the adoption date

-

HKAS 39 - does not permit to recognize, derecognize and measure financial assets and liabilities in accordance with this standard on a retrospective basis. The Group applied the previous Statement of Standard Accounting Practices No. 24 ("SSAP 24") "Accounting for investments in securities" to investments in securities for the 2004 comparative information. The adjustments required for the accounting differences between SSAP 24 and HKAS 39 are determined and recognized at January 1, 2005.

(i)	The adoption of HKFRS 3 and HKAS 38 has resulted in:

As of
December 31,
2005
RMB'000

Increase in intangible assets	24,648
Increase in retained earnings	24,648

For the year ended
December 31,
2005
RMB'000

Decrease in general and administrative expenses	(24,648)
Increase in basic earnings per share	RMB0.002

(ii)	The adoption of HKAS 17 has resulted in:

	As of	As of
	December 31,	December 31,
	2005	2004
	RMB'000	RMB'000

Increase in land use rights	62,275	16,048
Decrease in property, plant
and equipment	(62,275)	(16,048)

(iii)	The adoption of HKAS 23 has resulted in:

	As of	As of	As of
	December 31,	December 31,	January 1,
	2005	2004	2004
	RMB'000	RMB'000	RMB'000

Increase in property, plant
and equipment	609,412	577,706	328,575
Increase in deferred tax liabilities	176,991	167,054	85,506
Increase in retained earnings	432,421	410,652	243,069

	For the	For the
	year ended	year ended
	December 31,	December 31,
	2005	2004
	RMB'000	RMB'000

Decrease in finance costs	(70,904)	(288,192)
Increase in depreciation
of property, plant and equipment	39,198	39,061
Increase in income tax	9,938	81,548
Increase in basic earnings per share	RMB0.004	RMB0.02

(iv)	The adoption of HKAS 39 resulted in:
As of
December 31,
2005
RMB'000

Increase in available-for-sale financial assets	10,200
Decrease in non-trading securities	(10,200)

The adoption of HKAS 32 and HKAS 39 did not have any effect on the basic earnings per share.

The adoption of HKFRS 3 and HKAS 38 did not affect the unappropriated retained earnings as at January 1, 2004.

The Group has not early adopted the following new Standards or Interpretations which are relevant to the operation of the Group that have been issued but are not yet effective. It is expected that the adoption of such Standards or Interpretations will not expect to result in substantial changes to the Group's accounting policies.

HKAS 19 (Amendment)	Actuarial Gains and Losses, Group Plans and Disclosures
HKAS 39 (Amendment)	Transition and Initial Recognition of Financial Assets and Financial Liabilities
HKFRS 6	Exploration for and Evaluation of Mineral Resources
HKFRS 7	Financial Instruments: Disclosures
HKFRS- Int 4	Determining whether an Arrangement contains a Lease
HKFRS	Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds

3.	Turnover, revenue and segment The Group is principally engaged in the production and distribution of alumina and primary aluminum. Revenues recognized are as follows:

For the year ended December 31,

	2005	2004
	RMB'000	RMB'000

Turnover
Sales of goods, net of value-added tax	37,110,319	32,313,076

Other revenues
Sales of scrap and other materials	303,200	339,585
Supply of electricity, heat, gas and water	298,756	273,537
Rendering of services (Note (a))	114,211	33,145
Interest income	89,363	61,540
Income from held-to-maturity investments	193	351

Total other revenues	805,723	708,158
Expenses related to other revenues (Note (b))	(720,446)	(592,630)

	85,277	115,528
Interest waived (Note (c))	14,711	9,777
Government subsidies	5,440	4,512
Realized and unrealized gain (loss) on futures contracts	5,760	(25,492)
Penalties, fines and compensations	(329)	(2,518)
Gain (loss) on financial assets at
fair value through profit or loss	5,582	(514)

Other gains, net	116,441	101,293

Notes:

(a)	Rendering of services mainly comprises revenues from the provision of transportation, machinery processing and production design services.

(b)	Expenses related to other revenues mainly include the cost of scrap and other materials sold and costs incurred in the supply of electricity, heat, gas and water.

(c)

In 2005, the gain was related to an interest waiver agreement made between the Company and the National Development and Reform Committee for full settlement of the outstanding loans of RMB19 million and the related interest payable was waived. In 2004, the gain was related to an interest waiver arrangement made between the Company and a financial institution for full settlement of the outstanding loans of RMB15.95 million and the related interest payable was waived.

Primary reporting format - business segments

The Group is organized in the PRC into two main business segments:

*	Alumina segment - comprising mining and processing of bauxite into alumina and the associated distribution activities.

*	Primary aluminum segment - comprising production of primary aluminum and the associated distribution activities.

The Group's operations are principally carried out in the PRC and the related assets are located there. Accordingly, no geographical segments are presented.

In addition, the Group also provides other services.

Activities of the headquarters and other operations of the Group, comprising research and development related to alumina and primary aluminum business carried out by Zhengzhou Research Institute and minor production and distribution of alumina hydrate, are grouped under corporate and other services segment.

All inter-segment and inter-plant sales are made at prices approximate to market prices.

For the year ended December 31,

	2005	2004
	RMB'000	RMB'000

Segment results
Turnover
Alumina
External sales	22,853,792	20,497,545
Inter-segment sales	5,191,749	4,226,150

	28,045,541	24,723,695

Primary aluminum - External sales	14,128,496	11,720,415
Corporate and other services - External sales	128,031	95,116
Inter-segment elimination	(5,191,749)	(4,226,150)

Total turnover	37,110,319	32,313,076

Cost of goods sold
Alumina	16,552,182	14,386,807
Primary aluminum	13,280,526	11,239,784
Corporate and other services	73,182	81,718
Inter-segment elimination	(5,083,781)	(4,205,059)

Total cost of goods sold	24,822,109	21,503,250

Gross profit
Alumina	11,493,359	10,336,888
Primary aluminum	847,970	480,631
Corporate and other services	54,849	13,398
Inter-segment elimination	(107,968)	(21,091)

Total gross profit	12,288,210	10,809,826

Other costs, net of other revenues and other income
Alumina	1,181,053	1,003,535
Primary aluminum	616,030	524,506
Corporate and other services	103,287	90,304
Unallocated	306,604	281,431

Total other costs, net of other revenues and other income	2,206,974	1,899,776

Segment operating profit (loss)
Alumina	10,312,306	9,333,353
Primary aluminum	231,940	(43,875)
Corporate and other services	(48,438)	(76,906)
Unallocated	(306,604)	(281,431)
Inter-segment elimination	(107,968)	(21,091)

Total operating profit	10,081,236	8,910,050
Finance costs	366,908	109,948

Operating profit after finance costs	9,714,328	8,800,102
Share of profit of an associated company	26,947	-
Share of profit (loss) of jointly controlled entities	372	(3,953)

Profit before income taxes	9,741,647	8,796,149
Income taxes	2,495,213	2,161,086

Profit after income taxes	7,246,434	6,635,063

Capital expenditure
Alumina	5,369,606	5,398,997
Primary aluminum	2,793,892	5,257,407
Corporate and other services	124,811	76,841
Unallocated	129,624	208,411

Total capital expenditure	8,417,933	10,941,656

Depreciation and amortization charged
to the consolidated profit and loss account
Alumina	1,713,281	1,651,211
Primary aluminum	743,264	701,764
Corporate and other services	41,177	30,764
Unallocated	27,222	26,330

Total	2,524,944	2,410,069

Impairment losses charged to
the consolidated profit and loss account
Alumina	4,225	10,902
Primary aluminum	-	9,325

Total	4,225	20,227

As of December 31,

	2005	2004
	RMB'000	RMB'000

Segment assets
Alumina	35,445,213	29,688,156
Primary aluminum	16,563,819	15,849,283
Corporate and other services	6,153,200	4,317,420
Unallocated	1,491,514	452,571

	59,653,746	50,307,430

Inter-segment elimination	(643,867)	(749,361)

Total assets	59,009,879	49,558,069

Segment liabilities
Alumina	9,373,274	10,213,143
Primary aluminum	6,332,311	6,077,356
Corporate and other services	4,767,800	718,356
Unallocated	4,975,467	4,492,697

	25,448,852	21,501,552
Inter-segment elimination	(643,867)	(749,361)

Total liabilities	24,804,985	20,752,191

4.	Selling and distribution expenses

For the year ended December 31,

	2005	2004
	RMB'000	RMB'000

Transportation and loading	350,730	313,692
Packaging expenses	203,492	193,968
Miscellaneous port expenses	32,197	38,321
Salaries and welfare expenses	30,939	27,179
Sales commission and other handling fee	23,206	15,922
Others	46,153	58,450

	686,717	647,532

5.	General and administrative expenses

For the year ended December 31,

	2005	2004
	RMB'000	RMB'000

Salaries and welfare expenses	466,196	393,777
Taxes other than income taxes (Note)	383,925	327,978
Depreciation - non production property,
plant and equipment	73,504	71,295
Traveling and entertainment	84,023	68,115
Utilities and office supplies	47,442	43,588
Insurance	46,539	37,096
Rental expenses	45,217	-
Pre-operation expenses	42,379
Legal and professional fees	44,971	38,122
Marketing and advertising	33,780	24,779
Amortization of goodwill	-	24,648
Auditors' remuneration
- audit fees	14,660	14,210
- audit related fees	9,291	4,097
- other fees	978	1,197
Repairs and maintenance	23,209	19,431
Others	207,203	152,569

	1,523,317	1,220,902

Note:

Taxes other than income taxes mainly comprise land use tax, city construction tax and education surcharge. City construction tax and education surcharge are levied on an entity based on its total amount of consumption tax, value-added tax and business tax payable which are actually paid.

6.	Finance costs

For the year ended December 31,

	2005	2004
	RMB'000	RMB'000

Interest on bank loans	708,600	518,481
Interest on loan from other financial institutions
wholly repayable within five years	-	1,436
Total finance costs incurred	708,600	519,917
Less: amount capitalized in construction in progress	(304,122)	(399,117)

	404,478	120,800

Exchange gain, net (Note)	(37,570)	(10,852)

	366,908	109,948

Interest rates per annum at which
finance costs were capitalized	4.9% to 6.1%	4.9% to 5.8%

Note:

The net exchange gain for the year ended December 31, 2005 was mainly related to foreign currency loans. The net exchange gain for the year ended December 31, 2004 was mainly due to foreign currency deposits.

7.	Expenses charged to the consolidated profit and loss account

For the year ended December 31,

	2005	2004
	RMB'000	RMB'000

Depreciation of property, plant and equipment, as restated	2,477,877	2,350,711
Operating lease rentals in respect of land and buildings	242,619	217,151
Loss on disposal of property, plant and equipment	63,355	43,740
Amortization of mining rights	36,396	33,820
Amortization of land use rights	10,671	890
Provision for obsolete inventories	13,184	39,591

8.	Taxation

The amount of taxation charged to the consolidated profit and loss account represents:

For the year ended December 31,

	2005	2004
	RMB'000	RMB'000

Current taxation:
PRC income tax	2,627,246	2,271,195
Over provision in prior years	(40,466)	(21,165)
Deferred tax	(91,567)	(88,944)

	2,495,213	2,161,086

9.	Transfers to reserves

Transfers to reserves of the Group from the consolidated profit and loss account are as follows:

For the year ended December 31,

	2005	2004
	RMB'000	RMB'000

Capital reserve	14,711	9,777
Statutory surplus reserve	783,897	685,107
Statutory public welfare fund	747,864	651,292

10.	Earnings per share

The calculation of basic earnings per share is based on the Group's profit attributable to equity holders of the Company for the year ended December 31, 2005 of RMB7,022,422,000 (2004: RMB6,391,523,000) and the weighted average number of 11,049,876,153 shares (2004: 11,040,835,452 shares) in issue during the year.

As there are no dilutive securities, there is no difference between basic and diluted earnings per share.

11.	Accounts receivable, net

	As of	As of
	December 31,	December 31,
	2005	2004
	RMB'000	RMB'000

Trade receivables	457,556	567,864
Less: Provision for impairment of receivables	(278,395)	(305,237)

	179,161	262,627

Trade receivables from related parties	246,919	353,392
Less: Provision for impairment of receivables	(176,458)	(175,087)

	70,461	178,305

	249,622	440,932
Bills receivable (Note (a))	711,569	1,524,195

	961,191	1,965,127

The Group performs periodic credit evaluation on its customers and different credit policies are adopted for individual customers accordingly. The fair value of trade receivables approximates the book value.

Certain of the Group's sales were on advance payment or documents against payment. In respect of sales to large or long-established customers, subject to negotiation, a credit period for up to one year, may be granted.

As of December 31, 2005, the aging analysis of trade receivables, net, was as follows:

	As of	As of
	December 31,	December 31,
	2005	2004
	RMB'000	RMB'000

Within 1 month	112,013	218,258
Between 2 and 6 months	55,670	41,191
Between 7 and 12 months (Note (b))	39,973	26,848
Between 1 and 2 years (Note (b))	21,530	81,260
Over 2 years (Note (b))	20,436	73,375

	249,622	440,932

Notes:

(a)	Bills receivable are bills of exchange with maturity dates of within six months.

(b)	Trade receivables aged over 6 months are principally due from related parties.

12.	Other current assets

	As of	As of
	December 31,	December 31,
	2005	2004
	RMB'000	RMB'000

Purchase deposits to suppliers	652,225	353,777
Other deposits and prepayments	225,758	118,462
Value-added tax recoverable	277	6,595
Short-term listed investments (Note (a))	-	41,530
Financial assets at fair value
through profit or loss (Note (a))	5,540	-
Held-to-maturity investments (Note (b))	-	10,860
Other receivables (Note (c))	36,955	144,215

	920,755	675,439
Receivables from related parties	248,266	260,352

	1,169,021	935,791

Notes:

(a)

Short-term listed investments primarily represented PRC treasury bonds held at fair value. Pursuant to the adoption of HKAS 32 and HKAS 39, these short-term listed investments were reclassified to financial assets at fair value through profit or loss.

(b)	Held-to-maturity investments are stated in the balance sheet at cost less/plus any discount/premium amortized to date. The investments matured on July 23, 2005.

(c)	As of December 31, 2005, the balances of the Group were stated net of provision for doubtful receivables of RMB162,363,000 (2004: RMB164,523,000).

The fair value of other current assets approximates the book value.

13.	Accounts payable

	As of	As of
	December 31,	December 31,
	2005	2004
	RMB'000	RMB'000

Trade payables	2,584,557	1,919,330
Trade payables to related parties	54,526	79,408

	2,639,083	1,998,738
Bills payable (Note (a))	10,166	49,093

	2,649,249	2,047,831

As of December 31, 2005, the aging analysis of trade payables was as follows:

	As of	As of
	December 31,	December 31,
	2005	2004
	RMB'000	RMB'000

Within 1 month	1,804,096	1,345,461
Between 2 and 6 months	639,520	491,386
Between 7 and 12 months	131,596	72,982
Between 1 and 2 years (Note (b))	22,806	22,763
Between 2 and 3 years (Note (b))	7,279	9,916
Over 3 years (Note (b))	33,786	56,230

	2,639,083	1,998,738

Notes:

(a)	Bills payable are repayable within six months.

(b)	Trade payables aged over 1 year are principally due from related parties.

14.	Other payables and accruals

	As of	As of
	December 31,	December 31,
	2005	2004
	RMB'000	RMB'000

Accrued construction costs	1,629,934	1,587,818
Sales deposits from customers	1,571,884	1,507,443
Accrued payroll and bonus	934,869	745,200
Taxes other than income taxes payable (Note)	256,990	517,148
Staff welfare payable	221,898	287,396
Accrued contributions to retirement schemes	12,174	31,006
Interest payable	468	20,651
Other accruals	301,273	291,099

	4,929,490	4,987,761
Amount due to related parties	655,827	556,806

	5,585,317	5,544,567

Note:	Taxes other than income taxes payable mainly comprise accrual for value-added tax, land use tax and city construction tax.

SIGNIFICANT DIFFERENCES BETWEEN HK GAAP AND U.S. GAAP

The consolidated financial statements for the years ended December 31, 2004 and December 31, 2005 have made respective adjustments pursuant to the adoption of the new/revised standards and interpretations of HKFRS as set out in Note 2. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong ("HK GAAP") which may differ in various material respects from accounting principles generally accepted in the United States ("U.S. GAAP"). Such differences involve methods for measuring the amounts shown in these financial statements, as well as additional disclosures required by U.S. GAAP.

Effect on net income of significant differences between HK GAAP and U.S. GAAP is as follows:

For the year ended December 31,

	2004	2005	2005
	RMB'000	RMB'000	US$'000

Profit after income taxes under HK GAAP
(as restated for 2004)	6,635,063	7,246,434	897,847
U.S. GAAP adjustments:
Depreciation of revalued property,
plant and equipment	269,999	269,999	33,453
Amortization of goodwill	24,648	-	-
Amortization of mining rights	9,307	9,307	1,153
Minority interest	(243,540)	(224,012)	(27,756)
Income tax effect of U.S. GAAP adjustments	(72,561)	(72,561)	(8,991)

Net income under U.S. GAAP	6,622,916	7,229,167	895,706

Basic and diluted net income per
share under U.S. GAAP	RMB0.60	RMB0.65	US$0.08

Effect on equity of significant differences between HK GAAP and U.S. GAAP is as follows:

As of December 31,

	2004	2005	2005
	RMB'000	RMB'000	US$'000

Equity under HK GAAP,
(as restated for 2004)	28,805,878	34,204,894	4,238,052
U.S. GAAP adjustments:
Revaluation of property, plant and
equipment, net of related depreciation	(2,861,717)	(2,591,718)	(321,119)
Amortization of goodwill	73,944	73,944	9,162
Revaluation of mining rights,
net of related amortization	(252,421)	(243,114)	(30,122)
Minority interest	(1,239,083)	(1,560,455)	(193,343)
Income tax effect of U.S.
GAAP adjustments	910,005	837,444	103,761

Equity under U.S. GAAP	25,436,606	30,720,995	3,806,391

In preparing the summary of differences between HK GAAP and U.S. GAAP, the Directors are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the estimates of revenue and expenses. Accounting estimates have been employed in these financial statements to determine reported amounts, including realizability, useful lives of tangible and intangible assets and income taxes. Actual results could differ from those estimates.

DIVIDEND

The Board of the Company proposed to declare a final dividend of RMB0.214 per share, totaling RMB2,364,673,000 for 2005 based on 11,049,876,153 shares in the total share capital as of December 31, 2005. The proposal to declare and pay this final dividend is to be submitted to shareholders at the Annual General Meeting scheduled on May 10, 2006 for review and approval.

REVIEW OF OPERATIONS AND PERFORMANCE

In 2005, the Group achieved steady growth in its production and profits by modifying its growth methods, strengthening its structural changes and capitalising on the growing market demands.

*

The Group achieved steady increase in production by pushing forward the schedule for completion of greenfield projects, shortening the commencement date between completion and commencement of production, enhancing the development of its internal potentials and through the optimisation of its production structure and improvement in its production and operation management. In 2005, the Group produced 7.18 million tonnes of alumina, 0.94 million tonnes of alumina chemical and 1.05 million tonnes (of which approximately 130,000 tonnes was produced by Lanzhou Aluminum Corporation Limited "Lanzhou Aluminum", which represented 100% of its production) of primary aluminum, representing a year-on-year increase of 13.2%, 17.0%, and 36.4%, respectively. With safe production and favourable environmental protection, the Group optimized its technical and economic performance and achieved the expected targets of energy saving.

*

The Group, through strengthening of its core business and improving its production chain and core competitiveness, fastened the pace of its development and by capitalizing on market opportunities, the Group expanded its production through various measures. Through greenfield projects, brownfield projects and technological renovation during 2005, the Group's refining capacity of alumina amounted to 8.33 million tonnes, representing an increase of 29% over the previous year, and through greenfield projects, brownfield projects and merger/acquisition, the Company's smelting capacity of primary aluminum reached 1.5 million tonnes (of which approximately 160,000 tonnes was from Lanzhou Aluminum, which represents 100% of Lanzhou Aluminum's smelting capacity), representing an increase of 81% over the previous year.

*

In 2005, the Group completed the construction of a 800,000-tonne alumina project in Shanxi and the second production line of 300,000-tonne alumina ore-dressing Bayer project in Zhongzhou and the 700,000-tonne alumina project in Henan, respectively, and also completed the construction of the 280,000-tonne and 170,000-tonne aluminum smelting projects in Shanxi Huaze and Guizhou, respectively.

*

In January 2005, the Group entered into a transfer contract with Lanzhou Aluminum Plant in relation to the transfer of the shares in Lanzhou Aluminum for a consideration of RMB767,305,000, which has been completed in March 2005. The Company holds 28% equity interest (151,851,442 shares) in Lanzhou Aluminum, and thus is its largest shareholder. Lanzhou Aluminum's smelting capacity is approximately 160,000 tonnes.

*

In December 2005, the Group and Shanxi Guanlv Company Ltd. ("Shanxi Guanlv") entered into a joint venture agreement for the establishment of Shanxi Huasheng Aluminum Company Ltd. ("JV Co"). The total registered capital of the JV Co is RMB1 billion, of which the Group will invest RMB510 million in cash and Shanxi Guanlv will contribute net assets of RMB490 million. Upon completion of the capital contributions, the Group will hold 51% share capital of the JV Co. The smelting capacity of the JV Co is 220,000 tonnes.

*

In December 2005, the Group entered into a Letter of Intent with Jiaozuo Wanfang Group Company Ltd. in relation to the transfer of the shares of Jiaozuo Wanfang Aluminum Company Ltd. ("Jiaozuo Wanfang"). If the Group proceeds with the acquisition, the Group will hold 29% equity interest in Jiaozuo Wanfang, and thus become its largest shareholder. Jiaozuo Wanfang's smelting capacity of primary aluminum is approximately 272,000 tonnes.

*

In December 2005, the Group, Baiyin Nonferrous (Group) Co., Ltd. ("Baiyin Nonferrous") and Baiyin Honglu Aluminium Co., Ltd. ("Baiyin Honglu") entered into a Letter of Intent regarding the establishment of a joint venture company. Baiyin Nonferrous will contribute the 127,000 tonnes of aluminum smelting and ancillary facilities owned by Baiyin Honglu, and Chalco will contribute in cash as capital contribution for the joint establishment of a new company. If the parties proceed with the cooperation, Chalco will hold 51% equity interest in the new company.

*

In January 2006, the Group entered into a Letter of Intent with Shandong Huasheng Jiangquan Group ("Huasheng Jiangquan"), pursuant to which the Group will acquire a 60% equity interest in a new company owned by Huasheng Jiangquan. The principal assets of the new company owned by Huasheng Jiangquan include the aluminum smelting production line with a smelting capacity of 100,000 tonnes and its ancillary facilities and a 2*135MW coal-fired power-generator.

*

In January 2006, the Group, Zunyi Aluminum Co. Ltd. ("Zunyi Aluminum"), Wujiang Hydropower Development Corporation Ltd. ("Wujiang Hydropower"), and the People's Government of Zunyi City and Zunyi County entered into a Letter of Intent, pursuant to which the Company will acquire 100% equity interest of Zunyi Aluminum held by the People's Government of Zunyi City and Zunyi County and a portion of the equity interest of Zunyi Aluminum held by Wujiang Hydropower and other shareholders. If the Group proceeds with the acquisition, the Company will hold 51% or more of the equity interest of Zunyi Aluminum.

*

In March 2006, the Group entered into an equity transfer contract with Liaoning Fushun Aluminium Plant pursuant to which the Group will acquire the entire equity interest of Fushun Aluminium Co., Ltd, ("Fulv Company") from Fushun Aluminium Plant for a consideration of RMB500 million. Fulv Company is mainly engaged in the production of primary aluminium and carbon products, and has a smelting capacity of 140,000 tonnes in 2005. As at the end of February 2006, total assets and net assets of Fulv Company were valued at approximately RMB1.27 billion and RMB503 million, respectively.

*

The Group has completed the formulation of its overseas development plan and has established its mode of overseas investment and management. Its overseas development projects undertaken in Brazil, Australia and Vietnam are progressing steadily.

*

Brazil project: In May 2004, the Group entered into a non-binding framework agreement with Companhia Vale do Rio Doce ("CVRD"), for the establishment of a joint venture company in Brazil, considering the feasibility of establishing a new refinery, ABC Alumina Refinery, for alumina production in Brazil. Phase I of the project is expected to have a refining capacity of 1,800,000 tonnes of alumina per annum with a total investment of US$1 billion and is scheduled to reach an ultimate refining capacity of 7,200,000 tonnes gradually. Currently, the parties have essentially agreed on the significant business arrangements and started the joint feasibility study in 2005. It is expected that the feasibility study will be completed in the early 2006. The Phase I project is expected to commence construction in 2006 and to be put into operation in early 2009.

*

Aurukun project in Australia: In September 2005, the Queensland government of Australia started the global bidding for resources exploration in Aurukun. The Group submitted a Letter of Intent to the Queensland government in October 2005 to bid the Arurkun project and submitted a non-binding preliminary development proposal at the end of January 2006. In early March 2006, the Group has been short listed as the only company for the bidding.

*

Bauxite development project in Dac Nong, Vietnam: The bauxite development project in Dac Nong, Vietnam, which is led by the Group, is progressing smoothly. A majority of the ground works, including the comparison and selection of the location of alumina plant and mineral processing test, have been taken since 2004, the preliminary feasibility study report of the project has been submitted to the Vietnam government in April 2005. In December 2005, the Group signed a Memorandum of Understanding with Vietnam National Coal Corporation regarding the joint development of the bauxite in Dac Nong, Vietname. The feasibility study is expected to commence in 2006.

*

The Group focused mainly on the development and utilization of bauxite resources, energy saving, product mix adjustment and sharpening its core competitive edges. Through the above, the Group has achieved the expected results in the establishment of new businesses, new technologies and new products and the application and fundamental research of new facilities and technology commercialisation.

*

The Group, in addition to leveraging opportunities of a favourable market price in the product sales, has optimized its product sales to stabilize its clientele. It has also formulated interactive information management system and sound sales strategies to secure the clientele with its ongoing perfection of the management system of the integrated sales management.

The Group further centralized its procurement to strengthen cost control. It further regulated the procedure of procurement by utilizing budget planning and statistics information management, with a view to lowering the procurement cost of the Group.

*

The Group further focused on fundamental management to monitor the activities of the Group. The Group has established Occupational Health and Safety, Environment Protection System and Quality Management Systems, and such systems have obtained the certification by the State's authorized accreditation institutions. The Group has commenced a trial run on the standardization of its quantitative management.

The Group has improved the system of performance management and audit of investment projects, and further strengthened the departmental management and contract management.

The Group set up a special panel to further supervise business flows and control business risks by focusing on the implementation of internal control procedures in accordance with Section 404 of US Sarbanes-Oxley Act. The work towards an all-around improvement in management expertise was in progress.

The Group has established and improved its WAN. The implementation of the ERP System has successfully commenced and part of it is now in operation. Also, improvement and optimization of the integrated information platform and network is in progress as scheduled.

PRODUCT MARKET REVIEWS

The steady growth in the economy of western developed countries and strong growth in the emerging markets such as the PRC and India have together led to a relatively significant growth in demand of basic raw materials and the increase of the price of raw materials product.

PRIMARY ALUMINUM MARKET

In 2005, the global aluminum market experienced a noticeable price fluctuation. The lowest price of three-month primary aluminum futures on London Metals Exchange ("LME") was US$1,682 per tonne. However, the price at the year end surged to US$2,289 per tonne, staying around a 17-years' all time high, while the average price was US$1,900 per tonne, representing an increase of 10.3% compared to last year. In 2005, PRC's aluminum market was relatively weak in the first three quarters with the price of three-month aluminum futures on Shanghai Futures Exchange ("SHFE") ranging from RMB16,000 to RMB17,000. This was attributable to the abolishment of tax refund of 8% along with the imposition of 5% tariff on primary aluminum export by the Chinese government. Since October 2005, aluminum price on LME started to rise again upon market rumours of the decrease in aluminium output which led to the increase in domestic aluminum price. The highest price of three-month primary aluminum futures on SHFE was RMB19,870 per tonne, recording a new ten-years' high. The annual average price was RMB16,848 per tonne, representing a slight increase of 4.8% compared to the same period last year.

The global output of primary aluminum for 2005 was 31.93 million tonnes, representing an increase of 7.0% compared to last year. PRC's primary aluminum output continued a fast growth to 7,810,000 tonnes, representing an increase of 16.7% compared to last year. The global consumption of primary aluminum was 31.87 million tonnes, representing an increase of 5.9% compared to last year. The Chinese economy recorded continuous growth and an increasing consumption of primary aluminum maintained in different industries to various extents. The total domestic primary aluminum consumption was approximately 7,070,000 tonnes, representing an increase of 18.0% compared to last year.

ALUMINA MARKET

The alumina price hit a new record in 2005. The CIF price of alumina imported to China from overseas increased up to US$600 per tonne. The annual average price of alumina was US$370 per tonne, representing an increase of 6.3 % over the previous year. Domestic alumina prices remained high and recorded the highest RMB5,200 per tonne. The annual average spot price of Chalco's alumina in 2005 was RMB3,824 per tonne, representing an increase of 1.2% compared to last year.

In 2005, the global production of alumina was 61.24 million tonnes. However, the global alumina consumption has continued to grow relatively fast and as only a few alumina projects have commenced production, the existing alumina production the existing alumina production capacity falls short of the global demand. The slight short-supply of alumina continued as the global refining capacity cannot satisfy the global demand. The consumption volume of alumina reached approximately 62.38 million tonnes with a shortfall of approximately 1.14 million tonnes. In 2005, the gap in demand and supply of domestic-made alumina remained sharp. The annual domestic output of alumina products recorded continuous steady increase, amounting to approximately 8.51 million tonnes, representing an increase of 20.9% over the previous year, while the demand for alumina continued to grow to approximately 16.62 million tonnes, representing an increase of 18.7% over the previous year. In 2005, the PRC imported approximately 7.02 million tonnes of alumina, representing an increase of 19.0% over the previous year. The PRC market's reliance on imported alumina amounted to approximately 50%.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements together with the accompanying notes, included elsewhere in our annual report.

Revenues

The Group's sales of goods increased by 14.85% from RMB32,313 million for the year 2004 to RMB37,110 million for the year 2005, representing an increase of RMB 4,797 million. The increase was primarily due to the increase in sales volume of alumina and primary aluminum and the increase in selling prices of the same.

In 2005, the Group's external sales volume of primary aluminum reached 905,000 tonnes, representing an increase of 144,400 tonnes or 18.99% from 760,600 tonnes of 2004, which resulted to an increase of 6.15% in the total turnover. The increase was primarily attributable to the 33,800 tonnes primary aluminum produced by Shanxi Huaze Aluminum and Power Co., Limited, an increase of 67,600 tonnes of primary aluminum due to the operation of the technological renovation project in Qinghai branch, and the increase of primary aluminum of 43,000 tonnes through technological renovation of existing production lines.

The external sales volume of alumina increased from 4,870,200 tonnes in 2004 to 5,365,000 tonnes in 2005, representing an increase of 494,800 tonnes or 10.16%, which in turn represents an increase of 4.95% in the total turnover. The increase was mainly attributable to the increase of output resulted from the commencement of production of the 800,000 tonnes alumina production lines in Shanxi, the 700,000 tonnes alumina production line in Henan and the 300,000 tonnes alumina productions line in Zhongzhou in 2005.

In 2005, the Group's average external selling price of alumina reached RMB3,268.32 per tonne (tax excluded, similarly thereinafter), representing an increase of RMB38.66 per tonne from RMB3,229.66, which in turn represents an increase of 0.64% in the total turnover. Though the spot price for alumina in 2005 increased when compared with the previous year, for the purpose of ensuring a long-term stability of the alumina's selling price of the Group and justifying the sales structure, the Group captured on the favourable opportunity to continue to nurture, stabilize and consolidate the clientele and increased the percentage of long-term contracts appropriately. Thus there is no substantial increase in the Group's revenue.

Due to the increase of selling price of primary aluminum, the Group's average external selling price of primary aluminum increased by RMB507.69 per tonne from RMB13,756.33 per tonne in 2004 to RMB14,264.02 per tonne in 2005, which in turn represents an increase of 1.42% in turnover.

Cost of Sales

The Group's total cost of sales increased by RMB3,319 million or 15.44 % from RMB 21,503 million (restated) in 2004 to RMB24,822 million in 2005. The increase was mainly attributable to a growth in sales volume of alumina and primary aluminum, and the increased unit production costs of primary aluminum and alumina caused by the increase in raw material prices. The growth in sales volume of alumina and primary aluminum and the increase in production cost caused an increase of 10.17% and 4.25% respectively in its cost of sales.

Selling and Distribution Expenses

The Group's selling and distribution expenses increased by RMB39 million from RMB648 million in 2004 to RMB687 million in 2005, up 6.02%, which was primarily attributable to the increase in transportation and loading fee due to the growth of sales volume of primary aluminum.

General and Administrative Expenses

General and administrative expenses increased by RMB302 million from RMB1,221 million in 2004 to RMB1,523 million in 2005, up 24.73%. The increase was mainly due to operation and related expenses of RMB128 million due to the commencement of operation of a subsidiary, Shanxi Huaze and a new subsidiary engaged in mining operation.The charges related to taxation imposed by the PRC increased by RMB56 million due to the expanded business. Rental expenses increased by RMB45 million as result of the new lease of the Company's headquarters. The continued efforts to strengthen the internal control system and information system of the Group increased the office and other expenses by RMB34 million. The Group's insurance premiums increased by RMB10 million as the Group spent more in the property insurance.

Research and Development Cost

The Group's cost expenditure for research and development decreased by RMB20 million or 15.04% from RMB133 million in 2004 to RMB113 million in 2005. In 2005, the expenses used for research and development was RMB269 million, which was basically the same as RMB269 million in 2004. The decrease of expenditure for research and development of RMB20 million in 2005 was primarily due to the decrease on expenditure for the Group's new R&D projects.

Net Other Revenue

The Group's net other revenue in 2005 included a net gain of RMB116 million, an increase of RMB15 million or 14.85% from RMB101 million in 2004. This was attributable to the fact that Chalco International Trading, a subsidiary of the Company, hedged some of the primary aluminum contracts in the futures market, resulting in a profit of RMB5.76 million upon closing the futures contracts in 2005 while a loss of RMB25.49 million was recorded in 2004.

Operating Profit

As a result of the foregoing, the Group's operating profit increased by RMB1,171 million from RMB8,910 million in 2004 (restated) to RMB10,081 million in 2005, up 13.14%. The Group's operating profit as a percentage of sales of goods was 27.57% in 2004 and 27.17% in 2005.

Finance Costs

The Group's finance costs increased by RMB257 million, from RMB110 million in 2004 (restated) to RMB367 million in 2005 (interest expenses: RMB405 million, foreign exchange gains: RMB38 million). The increase was primarily due to commencement of the production upon completion of a majority of the construction projects in progress in 2005, so that no interest was capitalized, which led to an increase of RMB284 million in interest expenses. Furthermore, owing to the appreciation of RMB, foreign exchange gain increased by RMB27 million.

Total interest expense increased by RMB189 million from RMB520 million in 2004 to RMB709 million in 2005, of which capital expenditure was RMB304 million and cost expense was RMB405 million. The increase was attributable to the increased interest expense of RMB120 million due to the increased long-term loan of RMB2,299 million; increased interest expense of RMB41 million primary due to increase in interest rate increased working capital as a result of commencement of operation of new production lines; increased interest expense of approximately RMB28 million due to the issue of short-term bonds of RMB1,943 million and repayment of partial short-term loan of RMB1,070 million.

Income Taxes

The Group's income tax expenses increased by RMB334 million or 15.46% from RMB2,161 million (restated) in 2004 to RMB2,495 million in 2005. The increase of income tax of approximately RMB221 million was mainly attributable to the increased profit of the Company. Tax credit on certain qualified capital expenditures in 2005 was reduced, and resulted in an increase of tax expense by approximately RMB135 million. However, a sum of tax expenses of RMB22 million was waived for the year due to the approval granted to the Company's subsidiary Shandong Aluminum Industry Co., Ltd. in respect of the tax concession for integrated utilization of resources.

The Group's effective income tax rate was 25.61% in 2005, which was lower than the statutory tax rate of 33.0%. This was mainly because three branches of the Company situated in Guizhou, Guangxi and Qinghai in the western region of the PRC are entitled to a preferential income tax rate of 15.0%.

Minority Interest

Minority interest decreased from RMB244 million in 2004 to RMB224 million in 2005 primarily due to a loss is recorded in the Company's newly operated subsidiary, Shanxi Huaze, where its indicative production technology has not yet stabilized, resulting in higher production cost, and operation expenses of RMB42 million.

Net Profit for the Year

As a result of the foregoing, the Group's net profit attributable to the equity holders of the Company for the year increased by RMB630 million (9.86%) from RMB6,392 million in 2004 (restated) to RMB7,022 million in 2005.

Working Capital, Liabilities and Capital Commitments

As of December 31, 2005, the Group's current assets amounted to RMB16,963 million, representing an increase of RMB2,606 million over RMB14,357 million in 2004.

-

the Group's inventories amounted to RMB7,235 million, representing an increase of RMB2,003 million over RMB5,232 million of the end of 2004. The increase was mainly attributable to the increased working capital resulting from the commencement of operation of additional production lines, namely the 280,000 tonnes aluminum smelting project of Shanxi Huaze and the 800,000 tonnes alumina project in Shanxi as well as the increase in the price of raw materials, resulting in the increase in the cost of inventories.

-

the Group's net account receivables amounted to RMB961 million, representing a decrease of RMB1,004 million as compared with RMB1,965 million at the end of 2004, mainly due to faster cash receipts during the selling process. Of the account receivables, bills receivables and trade receivables decreased RMB812 million and RMB192 million, respectively, over the end of 2004.

As of December 31, 2005, the Group's current liabilities amounted to RMB14,938 million, representing an increase of RMB1,745 million as compared with RMB13,193 million at the end of 2004, which consists of the closing balance of RMB1,971 million of the corporate short-term bonds issued by the Group, increased payables of RMB603 million and the increase of RMB280 million of long-term loans due and repayable within one year, leading to an increase of total current liabilities of RMB2,854 million. In addition, short-term loans decreased by RMB1,070 million offset the increase of current liabilities.

The Chinese government inplemented measures to reform its financial system in 2005 by increasing the channels for enterprises to obtain finances among banks. The Group is pleased to have been granted the qualification of the first batch of enterprises to issue corporate short-term bonds and, accordingly, has been granted a revolving credit of RMB5,000 million. Such grants qualified the Group to obtain finances among banks and widen the financing channels of the Group.

In May 2005, the Group successfully issued RMB2,000 million short-term bonds of par value RMB100 each at an issue price of RMB97.16, and accordingly an aggregate of RMB1,943 million has been raised and effective interest rate was approximately at 3.33%. In addition, due to the lower financing cost of short term bond issue as compared to bank loans for the corresponding period, the issuance has lowered the interest expense by approximately RMB33 million. The Group will issue the remaing credits of the bonds of RMB3,000 million whenever it is appropriate.

As a result of the foregoing, the Group's net current assets amounted to RMB2,025 million as of December 31, 2005. This represented an increase of RMB862 million over the net current assets as of the end of 2004 which amounted to RMB1,163 million.

The Group's long-term loans amounted to RMB9,691 million as of December 31, 2005, an increase of RMB2,299 million over RMB7,392 million as of December 31, 2004, which was primarily attributable to the increased financing for the long-term loans as a result of the increased capital expenditure of the Group.

The Group's gearing ratio as stated in the financial report increased to 32.05% as of December 31, 2005 from 30.18% as of December 31, 2004, up 1.87 percentage point, which was mainly attributable to the increased long-term loans of the Group.

By virtue of the Group's credit standing and availability of domestic capital, the Group is in the opinion that there will be no significant difficulties in receiving bank loans in the future. The Group will finance its working capital expenditure and related expenditures through its operating activities and bank loans. The Company will also finance its capital by ways of the issue of additional shares and the offer of bonds where necessary. In addition, the Group has established standby credit facilities with domestic banks for an aggregate of RMB37,672 million to finance the capital shortfall related to its alumina and primary aluminum projects and for relevant working capital purposes. The Group believes that its working capital is sufficient for its existing demand.

Capital Expenditures and Capital Commitments

In 2005, the Group completed property, plant and equipment and land use rights investments amounting to RMB8,418 million, which mainly consisted of the investment in the 280,000- tonnes alumimun smelting project of Shanxi Huaze, an associated company of the Company, together with the 800,000-tonnes alumina project in Shanxi, the 700,000-tonnes alumina project in Henan and the 300,000-tonnes alumina project in Zhongzhou as well as the Company's project in technological renovation etc. As of December 31, 2005, the Group's capital commitments of property, plant and equipment amounted to RMB9,026 million, of which those contracted but not provided for amounted to RMB561 million and those authorized and not contracted amounted to RMB8,465 million.

In March 2005, the Group acquired a 28% equity interest in Lanzhou Aluminum at a consideration of RMB768 million (including transaction fee) and became the largest shareholder of Lanzhou Aluminum. Under the Articles of Association of Lanzhou Aluminum, the board of Lanzhou Aluminum comprises 9 directors, of which 6 are Non-independent Directors and 3 are Independent Directors, and among its existing 9 Directors, 5 Directors are appointed by Company, representing the majority of its Board.

Lanzhou Aluminum is an A Share listed company (Stock code: 600296) that is listed on the Shanghai Stock Exchange. Its principal business is the production and sales of primary aluminum products. As of December 31, 2005, Lanzhou Aluminum's total assets amounted to RMB4,443 million and its issued share capital and reserves amounted to RMB2,882 million. The Company produced 166,100 tonnes of primary aluminum in 2005, and its sales revenue, operating profit and net profit amounted to RMB2,755 million, RMB130 million and RMB112 million, respectively. The acquisition of Lanzhou Aluminum further enhanced the Group's output and production capacity and its market share of primary aluminum in the domestic market.

Cash and Cash Equivalents

Cash and cash equivalents of the Group as of December 31, 2005 totaled RMB7,598 million, comprising foreign currency deposits of US$7,184,000, HK$2,639,000 and 94,000 Euro.

Cash Flow from Operating Activities

Cash from operations increased by RMB325 million or 3.93% from RMB8,265 million for the year of 2004 to RMB8,590 million for the year of 2005. The increase was primarily the result of the increase of the Group's profit and the expanded scale of production which increased the operating capital and offset partial cash flow.

Cash Flows from Investing Activities

Net cash outflow from investing activities in 2005 was RMB8,821 million, which was slightly lower than the RMB9,056 million of 2004. This was mainly due to the decrease of expenses for additional plants and equipment and facilities by RMB986 million when compared with the previous year, accompanied with the Group's investment of RMB768 million in Lanzhou Aluminum and the increased investment in a controlled company, Guangxi Guixi Huayin Aluminum Co., Ltd., of RMB117 million.

Cash Flows from Financing Activities

Net cash inflows from financing activities amounted to RMB1,605 million in 2005, which was a decrease of RMB2,813 million from the RMB4,418 million of 2004. This was mainly due to the income received from the issuance of the Company's H shares of RMB3,301 million in 2004, the issuance of the Company's short-term bonds of RMB1,943 million and the increased payment of dividend of RMB884 million over the previous year.

Foreign Exchange Rate Risk

The Group conducts its business primarily in Renminbi.

Renminbi is not a freely convertible currency. The restrictions on foreign exchange imposed by the PRC government may result in material differences between future exchange rate and current exchange rate or historical exchange rate. The changes in the exchange rate of Renminbi will impact the ability of the Group to carry out operations relating to foreign exchange. Those changes will also impact the ability of the Group to pay dividends in HK dollars and to pay dividends of American Depository Shares in US dollars. The Company believes that it is able and will be able to obtain sufficient foreign exchange to implement the above-mentioned obligations.

Impact of Appreciation of Renminbi

The Group believes that, since the price of domestic alumina is determined with reference to the price of imported alumina, the appreciation of Renminbi will affect prices of the domestic spot market of alumina.

However, the appreciation of Renminbi will not have a significant impact on the Group's operations because the Group's import and export volume and foreign currency loans are minimal. From the perspective of production costs, the appreciation of Renminbi will, to some extent, enhance the competitiveness of the Company in the international market.

Future Development and Prospects of Businesses

In 2006, the PRC's economy is expected to continue a steady growth. The demand for the PRC aluminum will remain strong with rapid economic growth. With rapid urbanization, the electricity, construction and transportation industries will continue to support a rapid growth of aluminum consumption. Rapid growth in the PRC's aluminum industry will continue to have a strong impact on the global market, while increasing high prices of raw materials and intensive competition of resources market will have pressure on the development of the Group.

For this reason, in 2006 the Group will continue with the scientific development philosophy, aiming at the establishment of a first-class world enterprise which has 100 years experience in aluminum operations. The Group will deploy measures for scientific development, innovation, management and technology development, improve and streamline its internal management, and further develop a recycling economy. This will lay a solid foundation for the Group's development into a harmonious Chalco. The Group's major targets in 2006 are as follows:

*

In accordance with the Group' development strategy, the Group will continue to speed up investments in alumina projects in order to capture market opportunities. Also it will carry out in-depth studies on target enterprises to speed up merger and acquisition of smelters in accordance with the relevant standards and regulatory requirements. Meanwhile, the Company will strengthen its core competitive edges by adjusting its product mix, and by studying, planning and improving the product chains of aluminum products.

*

The Group will implement resources strategy to increase resources obtained domestically and internationally and to enhance control and initiation power over resources. The Company will optimize the structure of its bauxite supplies to lower the procuring cost of external bauxite. On the other hand, the Group will strengthen geological exploration with a view to increasing its bauxite reserves.

*

The Group will reinforce management on safe production and implement the accountability system to support fundamental work for safe production and increase the expertise of management staff in safe production.

Initially through indicative quantization and variance analysis, the Group will proactively implement standardized quantitative management to improve and enhance the core value of its production management.

The Group will enhance procedures control and cost management to implement clean production and energy saving.

*

Focusing on financial management, the Group will increase efforts on cost reduction and fine tune its cost reduction. Meanwhile, the Group will carry out budget control to increase the efficiency of capital utilization.

*

The Group will focus more market change study, improve its product mix, intensify the research, analysis and projection on the market of major raw materials and identify the substantial nature of product markets. The Group will capture maximum benefits by capitalizing on its market advantage. On the other hand, the Group will adapt to the changes of product structure and timely adjust its sales strategy.

*

The Group will speed up the pace of its the information technology development for the setting up of a modernized management platform with the Group's own characteristics to further increase the standard and efficiency.

*

The Group will continue to provide professional training to its staff, so as to improve staff quality. A harmonized Chalco is to be established by care of staff's health and integration of corporate culture.

USE OF PROCEEDS

As of December 31, 2005, RMB1,837 million of the Company's net proceeds from its new H Share placement in January 2004 was used for capital expenditures.

LITIGATION AND CONTINGENT LIABILITIES

(a)	Litigation

As of December 31, 2005, the Group has no significant pending litigation.

(b)	Compensation with regard to the formation of an equity joint venture

Pursuant to a memorandum of understanding dated November 12, 2001 (the "MOU") signed between the Group and Alcoa International (Asia) Limited ("Alcoa"), the two parties have agreed to form a 50/50 equity joint venture which will own and operate the alumina and primary aluminum production facilities owned by the Guangxi branch of the Company (the "Pingguo JV"). Pursuant to the Subscription Agreement pertaining to which Alcoa acquired shares in the Company, if the final joint venture agreement of the Pingguo JV is not executed within 8 months of the closing of the Company's global offering or if all necessary relevant PRC government approvals for the Pingguo JV are not obtained within 12 months of the closing of the Company's global offering due the failure of a party to abide by its expressions of intent in the MOU, then that party would be obligated by pay approximately US$7.5 million (approximately RMB62.1 million) to the other party as compensation.

Although the final joint venture agreement was not executed, pursuant to the Supplementary Agreement of the Strategic Investor Subscription Agreement, the Group continues to work actively and closely with Alcoa to conclude the joint venture agreement consistently with its expressed intentions in the MOU.

With effort contributed by both parties, significant progress was noted, including the finalization of the joint venture agreement, articles of association and electricity supply arrangement. On March 29, 2004, the establishment of the Pingguo JV was approved by the National Development and Reform Commission.

As of December 2005, the Group has not made a claim against Alcoa nor, according to the Directors, has Alcoa asserted a claim against the Group for compensatory payment. Based on currently available information, the Directors believe that no provision is necessary.

SHARE CAPITAL STRUCTURE The share capital structure of the Company as of December 31, 2005 was as follows:

As of December 31, 2005

		Percentage in
Shareholders of		issued
Domestic Shares or H Shares	No. of shares	share capital
	(in millions)	(%)

Shareholders of Domestic Shares
Chinalco	4,656.3	42.14
China Cinda	900.6	8.15
China Construction Bank	709.8	6.42
China Orient	602.2	5.45
China Development Bank	554.9	5.02
Guangxi Investment	196.8	1.78
Guizhou Development	129.4	1.17
Shareholder of H Shares
Alcoa	884.2	8.00
Other shareholders in the public	2,415.7	21.87

Based on information that is publicly available to the Company and within the knowledge of the Directors as at March 13, 2006, being the latest practicable date prior to the issue of this report, there is sufficient public float in the share capital structure of the Company as required under the Listing Rules in Hong Kong.

SUBSTANTIAL SHAREHOLDERS

So far as the Directors are aware, as of December 31, 2005, the persons other than Directors, Chief Executives or Supervisors of the Company who have interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the SFO) are as follows (the interests in shares and short positions disclosed herein are in addition to those disclosed in respect of the Directors, Chief Executives and Supervisors):

					Percentage in
Name of					the relevant	Percentage
substantial	Class	Number of		Type of	class of	in total
Shareholders	of shares	shares held	Capacity	interest	share capital	share capital

Chinalco	Domestic Shares	4,656,261,060	Beneficial owner	corporate	60.08%	42.14%
China Cinda	Domestic Shares	900,559,074	Beneficial owner	corporate	11.62%	8.15%
China Construction	Domestic Shares	709,773,136	Beneficial owner	corporate	9.16%	6.42%
Bank
China Orient	Domestic Shares	602,246,135	Beneficial owner	corporate	7.77%	5.45%
China Development	Domestic Shares	554,940,780	Beneficial owner	corporate	7.16%	5.02%
Bank
Alcoa	H Shares	884,207,808	Beneficial owner	corporate	26.79%	8.00%
Alliance	H Shares	262,566,000 (L)	Interest of controlled	corporate	7.96%	2.38%
Capital			Corporations
Management L. P.			(Note a)
Templeton	H Shares	265,842,000 (L)	Beneficial owner	corporate	8.06%	2.41%
Asset Management
Limited
JP Morgan	H Shares	239,207,828 (L)	Interest of controlled	corporate	7.25%	2.06%
Chase & Co		(including	Corporations
		99,532,000 (P))	(Note b)

Note:

(a):

The interest in shares of Alliance Capital Management L.P. is held through a number of controlled corporations including Alliance Capital Ltd., New-Alliance Asset Management (Asia) Limited, Alliance Capital Australia Limited, Alliance Capital Management Australia Limited and Alliance Capital Management New Zealand Limited.

(b):

The interest in shares of JP Morgen Chase & Co. includes 20,565,828 H shares held in the capacity as beneficial owner, 119,110,000 H shares held in the capacity as investment manager and 99,532,000 H shares held in the capacity as custodian corporation/approved lending agent.

The letter "L" denotes a long position. The letter "S" denotes a short position. The letter "P" denotes interest in a lending pool.

EMPLOYEES, PENSION PLANS AND WELFARE FUND

The Group had approximately 68,200 employees as of December 31, 2005. The remuneration package of the employees includes salary, bonuses and allowances. Employees also receive welfare benefits including medical care, housing subsidies, child care and education, retirement and other miscellaneous items.

In accordance with applicable PRC regulations, the Group currently joins pension contribution plans organized by provincial and municipal governments, under which each of the Group's plants is required to contribute to the pension fund an amount equal to a specified percentage of the sum of its employees' salaries, bonuses and various allowances. The amount of contribution as a percentage of the employees' salary varies from plant to plant is at approximately 20%, depending in part on the location of the plant and the average age of the employees. The Group also contributes to a welfare fund for its employees. The contributions of the Group to this welfare fund are made at rates ranging from 5% to 10% of the Group's after-tax profit. The Group had not paid retirement benefits to its employees as of December 31, 2005.

INTERESTS OF DIRECTORS, CHIEF EXECUTIVES AND SUPERVISORS IN SHARES OF THE COMPANY

During the year ended December 31, 2005, none of the Directors or Chief Executives or Supervisors or their respective associates had any interests in the Company or any associated corporations (within the meaning of the Securities and Futures Ordinance ("SFO")) which are (a) required to be notified to the Company and The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

During the year ended December 31, 2005, none of the Directors or Chief Executives, Supervisors, senior management or their spouses or children under the age of 18 was given the right to acquire shares or debentures of the Company or any associated corporations (within the meaning of the SFO).

DESIGNATED DEPOSITS AND OVERDUE TIME DEPOSITS

As of December 31, 2005, the Group had not placed any designated deposits with any financial institution in the PRC, nor had it failed to collect any time deposits upon maturity during the year.

CORPORATE GOVERNANCE

The Articles of Association, the Terms of Reference of the Audit Committee, the Terms of Reference of the Supervisory Committee and the code of conduct regarding securities transactions by the Directors and specific employees form the framework for the code of corporate governance practices of the Company. The Board has reviewed its corporate governance documents and is of the view that such documents have incorporated most of the principles and code provisions in the "Code on Corporate Governance Practices" (the "CG Code") as set out in Appendix 14 of the Hong Kong Listing Rules.

Code A.2.1 of the CG Code requires the roles of chairman and chief executive officer to be separate and not be performed by the same individual. Currently, Mr. Xiao Yaqing serves as the Chairman and Chief Executive Officer of the Company. The Directors are of the opinion that this arrangement in for the benefit of the long term development of the Company.

Other than the deviation mentioned above, the Board is of the view that the Company has complied with the code provisions of the CG Code.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from April 11, 2006 to May 10, 2006, both days inclusive. In order to be eligible for the final dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the H share registrar of the Company, Hong Kong Registrars Limited at Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, at the close of business on April 10, 2006.

REPURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SHARES

The Company did not redeem any of its shares during 2005. Neither the Company nor any of its subsidiaries purchased or sold any of its shares during 2005.

AUDIT COMMITTEE

The power and written terms of reference in relation to the authorities and duties of the Audit Committee were prepared and adopted in accordance with and with reference to "A Guide for the Formation of an Audit Committee" published by the Hong Kong Institute of Certified Public Accountants and Rule 10A-3 of U.S. Securities and Exchange Commission.

The consolidated financial statements of the Group for the year ended December 31, 2005 have been reviewed by the Audit Committee of the Company.

PUBLICATION OF ANNUAL RESULTS ON THE INTERNET WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

An annual report of the Company containing all the financial and relevant information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Hong Kong Listing Rules of the Hong Kong Stock Exchange will be posted on the website of the Hong Kong Stock Exchange in due course.

The financial information set out above does not constitute the Company's statutory financial statements for the years ended December 31, 2004 and 2005 but is derived from the consolidated financial statements prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the HKICPA. Those consolidated financial statements for the year ended December 31, 2005, which contain an unqualified auditors report, will be delivered to the Registrar of Companies, and delivered to shareholders as well as made available on the Company's website at http://www.chalco.com.cn.

As at the date of this announcement, the Directors are Mr. Xiao Yaqing, Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua (Executive Directors), Mr. Joseph C. Muscari, Mr. Shi Chungui (Non-executive Directors), Mr. Wang Dianzuo, Mr. Kang Yi and Mr. Poon Yiu Kin, Samuel (Independent Non-executive Directors).

Made by order of the board of Directors, each of whom individually and jointly accept responsibility for the accuracy of this announcement.

By the order of the Board of Directors Xiao Yaqing Chairman, Chief Executive Officer

Beijing, PRC March 13, 2006 * For identification only

About the Company
Our contact information of this release is:

*	Business address: No.12B, Fuxing Road, Haidian District, Beijing, People's Republic of China 100814
*	Telephone number: (86-10) 6397 1767
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary